Auxilium Pharmaceuticals, Inc. 640 Lee Road Chesterbrook, PA 19087 (484) 321-5900

Auxilium Pharmaceuticals, Inc.

File Number 000-50855

Via EDGAR

April 22, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-50855

Dear Mr. Rosenberg:

This letter reflects the response of Auxilium Pharmaceuticals, Inc. (“Auxilium” or “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to me, dated April 9, 2013, (the “Comment Letter”) relating to Auxilium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). We have reproduced the Staff’s comment and provided our response below.

SEC Comment:

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(e) Revenue Recognition, page 111

1. You disclose that you adjusted the balance of the deferred revenues and deferred costs that existed on November 6, 2012 to record the cumulative effect of the revised, shorter life of the agreement as a result of mutually agreed to terminate a collaboration agreement with Pfizer effective on April 24, 2013. This adjustment resulted in the recognition of $93,601,000 in revenue and $8,429,000 in cost of goods sold due to the accelerated amortization of these deferred revenues and costs in the fourth quarter of 2012. You also disclose that the remaining deferred revenues of $9,803,000 and deferred costs of $883,000 will be amortized through April 24, 2013. Since you disclose on page 127 that both parties will continue to perform all of their obligations under the Pfizer agreement prior to the termination date, it is not clear why you accelerated the deferred revenues and expenses in light of your continuing obligations through April 24, 2013.

Please tell us your basis for accelerating the recognition of deferred revenues and costs and cite for us the authoritative literature that you relied upon, rather than recognizing the deferred amounts over the revised service period.

Auxilium Response:

In December 2008, Auxilium entered into a development, commercialization and supply agreement with Pfizer (the “Pfizer Agreement”).  Under the Pfizer Agreement, the Company granted to Pfizer the right to develop and commercialize, with the right to sublicense, XIAPEX (EU tradename for XIAFLEX) for the treatment of Peyronie’s disease and Dupuytren’s contracture in certain European countries (the “Pfizer Territory”). Pfizer commenced marketing XIAPEX contracture for Dupreytren’s in April 2011. The use of XIAFLEX (or XIAPEX) for Peyronie’s disease has not yet been approved or introduced to the market. The Company is currently the Phase III development of this indication.

The Pfizer Agreement provided for the following. Pfizer is required to obtain XIAPEX exclusively from the Company. The Company is primarily responsible for development activities prior to granting of product approval, and Pfizer is primarily responsible for development activities in the Pfizer Territory since approval.  The Company controls product development at all times outside of the Pfizer Territory.  Pfizer is responsible for preparation of regulatory materials necessary for obtaining and maintaining regulatory approvals in the Pfizer Territory, and Pfizer is responsible for regulatory costs associated with product approval in the Pfizer Territory.  Pfizer is solely responsible for commercializing XIAPEX in the Pfizer Territory during the term of the Pfizer Agreement and is solely responsible for costs associated with commercializing XIAPEX in the Pfizer Territory. Either party may terminate the Pfizer Agreement as a result of the other party’s breach or bankruptcy.  Pfizer may terminate the Pfizer Agreement at will; provided that, during a specified period, such termination right is subject to the occurrence of certain specified events relating to the product, product development and regulatory approval. Subject to each party’s termination rights, the term of the Pfizer Agreement extends on a product-by-product basis from the date of the agreement until the last to occur of (i) the date on which the product is no longer covered by a valid claim of a patent, or (ii) the 15th anniversary of the first commercial sale of the product.

For accounting purposes, the Company determined that the Pfizer Agreement included multiple deliverables, including development and commercialization rights and manufacturing and product supply. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the product supply element of the Pfizer Agreement met the criteria for separation. Therefore, it is being treated as a single unit of accounting and, accordingly, the associated royalties on net sales of the product are being recognized as revenue when earned. All other deliverables under the contract were accounted for as one unit of accounting since each of these elements did not have stand-alone value to Pfizer. With respect to revenue recognition for one unit of accounting that requires multiple deliverables, little direct guidance exists in authoritative guidance aside from the recent guidance on the milestone method of revenue recognition and guidance developed by independent accountants.  In evaluating the appropriate revenue recognition model for the Pfizer Agreement, the Company evaluated the four methods of revenue recognition supported by practice: (1) Milestone Payment Method, (2) Analogy to the Model in ASC 980-605-25, Regulated Operation Revenue Recognition, (3) Contingency-Adjusted Performance Model (the “CAPM Model”) and (4) Contract-Term Deferral Method.

The Company concluded that the CAPM Model was appropriate for the Pfizer contract. Under this method, revenue related to each payment is recognized over the contract’s entire performance period, starting with the contract’s commencement, but not before the removal of any contingencies for each milestone. Each payment is viewed as an “up-front” payment and spread over a performance period. This method draws no distinction between the up-front payment and milestone payments and thus recognizes both types of payments in the same way over the contract period (i.e., all payments relate to the services that are being performed over the entire period of the contract), once contingencies are removed.

Under this method, the up-front payment and each achievement of a milestone is accounted for individually. Once a contingency is removed and the customer is obligated to make a payment, the proportional performance is calculated as the effort that has been incurred to date (since the contract’s commencement) divided by the total estimated effort (from the contract’s commencement to the end of the development arrangement); revenue is recognized for that milestone proportionately, to the extent of performance to date, less revenue that was previously recognized. A similar calculation is used to spread the rest of the payment over the remaining performance period.

In applying the above guidance, the Company recognized the need to be able to calculate the effort to be incurred in connection with fulfilling its obligations (i.e., development and regulatory services) under the Pfizer Agreement. The Company concluded that it could not reasonably estimate the level of effort over the life of the arrangement and, as such, concluded that it would be appropriate to recognize the consideration over the entire estimated term of the contract on a time based model.  In other words, the proportionate performance to date would be calculated as the amount of time that had elapsed to date divided by the total estimated term of the agreement.  The Company initially estimated the term of the agreement to be 20 years.  Based on a projection of the last major country to launch the product in 2014, the contract was estimated to end in 2029 (the 15th anniversary of the last country launch). This country launch estimate was supported by a XIAFLEX launch study management procured from a pharmaceutical industry consulting firm.

On November 6, 2012, the Company and Pfizer entered into an amendment (the “Pfizer Amendment”) to the Pfizer Agreement in which the Parties agreed to mutually terminate the Pfizer Agreement, effective April 24, 2013 (the Termination Date”).  Prior to this date, the Parties continue to perform all of their obligations as described in the Pfizer Agreement.  After April 24, 2013, all rights held by Pfizer to commercialize XIAPEX and the responsibility for regulatory activities for XIAPEX in the Pfizer Territory will revert, at no cost, to the Company. In addition, Pfizer has the right to sell its remaining XIAPEX inventory for the six month period following the Termination Date so long as Pfizer continues to make the commercialization and royalty payments on such sales that were established pursuant to the Pfizer Agreement. In addition, the Company and Pfizer entered into a transition services agreement on March 28, 2013 which provides, and sets out schedules, for, among other matters, an orderly transition of regulatory approvals and licenses, packaging and labeling responsibilities, distribution activities, pharmacovigilance obligations, recall obligations, product testing activities, ongoing clinical trial activities and redesign of packaging.

For accounting purposes, the Pfizer Amendment was not considered a contract modification of the Pfizer Agreement since it did not revise the rights and obligations of the Pfizer Agreement other than to allow for a mutual termination on the same terms available to Pfizer under its at-will termination right. The Company further evaluated the alternative methods of recognition of the deferred revenue and costs balance given the revised term of the Pfizer Agreement. Recognition of the remaining deferred amounts over the remaining term of the contract was considered inappropriate since this presentation would be distortive of the economics since the Company obligations for the remaining term of the contract were not changed and, as a result, do not support the significant amounts of revenue and income that would result from such allocation. The Company believes that the cumulative catch-up adjustment recorded was appropriate given that the Company obligations for the remaining term of the agreement did not change and this approach is consistent with the CAPM Model whenever changes in estimate occur. This is also consistent with the “Payments Received Method” described in Revenue Recognition Guide by Scott Taub. In this case, the effect of the change was to significantly reduce the remaining term of the arrangement as compared to our original estimate.

We hope the foregoing have been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at 484-321-5902.

Very truly yours,

/s/ James E. Fickenscher

James E. Fickenscher
Chief Financial Officer

cc:           Adrian Adams, Chief Executive Officer and President

Andrew I. Koven, Chief Administrative Officer & General Counsel

Michael N. Peterson (Morgan, Lewis & Bockius)